Form SBSE-A

OMB Approval	
OMB Number:	3235-0696
Expires:	April 30, 2022
Estimated average burden hours per response:	34 hours
per amendment:	1 hour

Application for Registration of Security-based Swap Dealers and Major Security-based Swap Participants that are Registered or Registering with the Commodity Futures Trading Commission as a Swap Dealer or Major Swap Participant

SEC 2925 (9/19)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM SBSE-A INSTRUCTIONS

A.   GENERAL INSTRUCTIONS

1. **FORM** - Form SBSE-A is the Application for Registration as either a Security-based Swap Dealer or Major Security-based Swap Participant (collectively, "SBS Entities") by an entity that is not registered or registering with the Commission as a broker-dealer but is registered or registering with the Commodity Futures Trading Commission ("CFTC") as a swap dealer or major swap participant. **These SBS Entities must file this form and a legible copy of the Form 7-R they file with the CFTC (or its designee) to register with the Securities and Exchange Commission.** An applicant must also file Schedules A, B, D and F, as appropriate. There is no Schedule E. An entity that is registered or registering with the Commission as a broker-dealer and also is registered or registering with the Commodity Futures Trading Commission ("CFTC") as a swap dealer or major swap participant should file Form SBSE-BD to register with the Commission as an SBS Entity.

2. **ELECTRONIC FILING** - This Form SBSE-A must be filed electronically with the Commission through the EDGAR system, and must utilize the EDGAR Filer Manual (as defined in 17 CFR 232. 11) to file and amend Form SBSE-A electronically to assure the timely acceptance and processing of those filings. Additional documents shall be attached to this electronic application.

3. **UPDATING** - By law, the *applicant* must promptly update Form SBSE-A information by submitting amendments whenever the information on file becomes inaccurate or incomplete for any reason [17 CFR 240.15Fb2-3]. In addition, the applicant must update any incomplete or inaccurate information contained on Form SBSE-A prior to filing a notice of withdrawal from registration on Form SBSE-W [17 CFR 15Fb3-2(a)].

4. **CONTACT EMPLOYEE** - The individual listed as the contact employee must be authorized to receive all compliance information, communications, and mailings, and be responsible for disseminating it within the *applicant's* organization.

4. **FEDERAL INFORMATION LAW AND REQUIREMENTS** - An agency may not conduct or sponsor, and a *person* is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 15F, 17(a) and 23(a) of the Exchange Act authorize the SEC to collect the information on this form from registrants. <u>See</u> 15 U.S.C. §§78o-10, 78q and 78w. Filing of this form is mandatory. The principal purpose of this Form is to permit the Commission to determine whether the *applicant* meets the statutory requirement to engage in the security-based swap business. The Commission maintains a file of the information on this form and will make information collected via the form publicly available. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. §3507. The information contained in this form is part of a system of records subject to the Privacy Act of 1974, as amended. The Securities and Exchange Commission has published in the Federal Register the Privacy Act Systems of Records Notice for these records.

B.   FILING INSTRUCTIONS

1. **FORMAT**
   a. Items 1-19 and the accompanying Schedules and DRP pages must be answered and all fields requiring a response must be completed before the filing will be accepted.
   b. Failure to follow instructions or properly complete the form may result in the application being delayed or rejected.
   c. *Applicant* must complete the execution screen certifying that Form SBSE-A and amendments thereto have been executed properly and that the information contained therein is accurate and complete.
   d. To amend information, the *applicant* must update the appropriate Form SBSE-A screens.
   e. A paper copy, with original signatures, of the initial Form SBSE-A filing and amendments to Disclosure Reporting Pages (DRPs) must be retained by the *applicant* and be made available for inspection upon a regulatory request.

2. **DISCLOSURE REPORTING PAGE (DRP)** – Information concerning a *principal* that relates to the occurrence of an event reportable in Schedule D must be provided on the appropriate DRP.

The mailing address for questions and correspondence is:

The Securities and Exchange Commission
Washington, DC 20549

1. GENERAL

Terms used in this Form SBSE-A that are defined in the form the CFTC requires that swap dealers and major swap participants use to apply for registration with the CFTC shall have the same meaning as set forth in that form.

APPLICANT - The security-based swap dealer or major security-based swap participant applying on or amending this form.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract, or otherwise. Any *person* that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to *control* that company.

JURISDICTION - A state, the District of Columbia, the Commonwealth of Puerto Rico, the U.S. Virgin Islands, or any subdivision or regulatory body thereof.

SUCCESSOR –The term "successor" is defined to be an unregistered entity that assumes or acquires substantially all of the assets and liabilities, and that continues the business of, a predecessor security-based swap dealer or major security-based swap participants that ceases its security-based swap activities. [See Exchange Act Rule 15b2-5 (17 CFR 240.15Fb2-5)]

UNIQUE IDENTIFICATION CODE or **UIC** – For purposes of Form SBSE-A, the term "unique identification code" or "UIC" means a unique identification code assigned to a person by an internationally recognized standards-setting system that is recognized by the Commission [pursuant to Rule 903(a) of Regulation SBSR (17 CFR 242.903(a))].

3. FOR THE PURPOSE OF SCHEDULE D AND THE CORRESPONDING DISCLOSURE REPORTING PAGES (DRPs)

FOREIGN FINANCIAL REGULATORY AUTHORITY - Includes (1) a foreign securities authority; (2) other governmental body or foreign equivalent of a *self-regulatory organization* empowered by a foreign government to administer or enforce its laws relating to the regulation of *financial services industry-related* activities; and (3) a foreign membership organization, a function of which is to regulate the participation of its members in the activities listed above.

FINANCIAL SERVICES INDUSTRY-RELATED – Pertaining to securities, commodities, banking, savings association activities, credit union activities, insurance, or real estate (including, but not limited to, acting as or being associated with a broker-dealer, municipal securities dealer, government securities broker or dealer, issuer, investment company, investment adviser, futures sponsor, bank, security-based swap dealer, major security-based swap participant, savings association, credit union, insurance company, or insurance agency). (This definition is used solely for the purpose of Form SBSE-A.)

INVOLVED - Doing an act or aiding, abetting, counseling, commanding, inducing, conspiring with or failing reasonably to supervise another in doing an act.

ORDER - A written directive issued pursuant to statutory authority and procedures, including orders of denial, suspension, or revocation; does not include special stipulations, undertakings or agreements relating to payments, limitations on activity or other restrictions unless they are included in an *order*.

PROCEEDING - Includes a formal administrative or civil action initiated by a governmental agency, *self-regulatory organization* or a *foreign financial regulatory authority*; a *felony* criminal indictment or information (or equivalent formal charge); or a *misdemeanor* criminal information (or equivalent formal charge). Does not include other civil litigation, investigations, or arrests or similar charges effected in the absence of a formal criminal indictment or information (or equivalent formal charge).

FORM SBSE-A Page 1 (Execution Page)	Application for Registration as a Security-based Swap Dealer and Major Security-based Swap Participant that is Registered or Registering with the CFTC as a Swap Dealer or Major Swap Participant Date: 05/08/2025 _Applicant_ NFA Number: _____ 0361756	**Official Use**	Official Use Only

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of business as an SBS Entity, would violate the Federal securities laws and the laws of the _jurisdictions_ and may result in disciplinary, administrative, injunctive or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE FEDERAL CRIMINAL VIOLATIONS.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

[ ] APPLICATION   [X] AMENDMENT

1. Exact name, principal business address, mailing address, if different, and telephone number of the _applicant:_

    A. Full name of the _applicant:_
    Bank of Montreal

    B. IRS Empl. Ident. No.:
    13-4941092

    C. Applicant's NFA ID #:
    0361756
    Applicant's CIK # (if any):
    0000927971
    Applicant's UIC # (if any):

    D. _Applicant's_ Main Address: (Do not use a P.O. Box)
    Number and Street 1:
    100 King Street, 1 First Canadian Place
    Number and Street 2:
    City: Toronto
    State: Ontario
    Country: Canada
    Zip/Postal Code: M5X1A1

    E. Mailing Address, if different:
    Number and Street 1:
    Number and Street 2:
    City:
    State:
    Country:
    Zip/Postal Code:

    F. Business Telephone Number:

    G. Website/URL:

    H. Contact Employee:
    Name: Daniel Yukilevich
    Title: Chief Compliance Officer
    Telephone Number: 312 - 461 - 2594
    Email Address: Daniel.Yukilevich@bmo.com

    I. Chief Compliance Officer designated by the _applicant_ in accordance with Exchange Act Section 15F(k):
    Name: Daniel Yukilevich
    Title: Chief Compliance Officer
    Telephone Number: 312 - 461 - 2594
    Email Address: Daniel.Yukilevich@bmo.com

EXECUTION:

The applicant consents that service of any civil action brought by or notice of any proceeding before the Securities and Exchange Commission in connection with the applicant's security-based swap activities, unless the applicant is a nonresident SBS Entity , may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 1E and 1F. If the applicant is a nonresident SBS Entity, it must complete Schedule F to designate a U.S. agent for service of process.

The undersigned certifies that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including schedules attached hereto, and other information filed herewith are current, true and complete. The undersigned and applicant further represent that to the extent any information previously submitted is not amended such information is currently accurate and complete.

	Bank of Montreal
	Name of Applicant
Daniel Yukilevich Signature	Daniel Yukilevich, US CCO, BMO Capital Markets Name and Title of Person Signing on _Applicant's_ behalf

This page must always be completed in full.

DO NOT WRITE BELOW THIS LINE – FOR OFFICIAL USE ONLY

2.	A.	The *applicant* is registering as a security-based swap dealer: [X] Yes [ ] No

	B.	The *applicant* is registering as a major security-based swap participant: [ ] Yes [X] No
		Because it: (check all that apply)
		     [ ] maintains a substantial security-based swap position
		     [ ] has substantial counterparty exposure [ ] is highly leveraged relative to its capital position

3.	A.	Is the *applicant* a foreign security-based swap dealer that intends to: • work with the Commission and its primary regulator to have the Commission determine whether the requirements of its primary regulator's regulatory system are comparable to the Commission's [X] Yes [ ] No • avail itself of a previously granted substituted compliance determination [ ] Yes [X] No with respect to the requirements of Section 15F of the Exchange Act of 1934 and the rules and regulations thereunder?
	B.	If "*yes*" to either of the questions in Item 3.A. above, identify the foreign financial regulatory authority that serves as the *applicant's* primary regulator and for which the Commission has made, or may make, a substituted compliance determination: Office of the Superintendent of Financial Institutions
	C.	If the applicant is relying on a previously granted substituted compliance determination, please describe how the *applicant* satisfies any conditions the Commission may have placed on such substituted compliance determination: N/A
4.		Does the *applicant* intend to compute capital or margin, or price customer or proprietary positions, using mathematical models? [X] Yes [ ] No
5.	A.	The *applicant* is currently registered with the Commodity Futures Trading Commission as a: [X] Swap Dealer [ ] Major Swap Participant
	B.	The *applicant* is registering with the Commodity Futures Trading Commission as a: [ ] Swap Dealer [ ] Major Swap Participant
6.		Is the *applicant* a U.S. branch of a non-resident entity? [ ] Yes [X] No If "*yes*," identify the non-resident entity and its location: _____.
7.		Briefly describe the *applicant's* business: __Bank of Montreal (the bank of BMO) is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank's head office is at 129 rue Saint - Jacques, Montreal, Quebec. Our executive offices are at 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

		YES	NO
8.	Is the *applicant* subject to regulation by a prudential regulator, as defined in Section 1a(39) of the Commodity Exchange Act. If "*yes*," identify the prudential regulator: _____.	[X]	[ ]
9.	Is the *applicant* registered with the Commission as an investment adviser? Applicant's IARD #: _____	[ ]	[X]
10. A.	Is the *applicant* registered with the Commodity Futures Trading Commission in any capacity other than as a swap dealer or major swap participant?	[ ]	[X]
B.	If "*yes*," as a: [ ] Futures Commission Merchant [ ] Introducing Broker [ ] Commodity Pool Operator [ ] Other: _____		
11.	Does *applicant* engage in any other non-securities, *financial services industry-related* business? If "*yes*," describe each other business briefly on Schedule B, Section I.	[X]	[ ]
12.	Does the *applicant* hold or maintain any funds or securities to collateralize counterparty transactions?	[X]	[ ]

			YES	NO
13.		Does the *applicant* have any arrangement:		
	A.	With any other *person*, firm, or organization under which any books or records of the *applicant* are kept, maintained, or audited by such other *person*, firm or organization?	[X]	[ ]
	B.	Under which such other person, firm or organization executes, trades, custodies, clears or settles on behalf of the applicant (including any *SRO* in which the applicant is a member)? *If "yes" to any part of Item 11, complete appropriate items on Schedule B, Section II.*	[ ]	[X]
14.		Does any *person* directly or indirectly *control* the management or policies of the *applicant* through agreement or otherwise? *If "yes," complete appropriate item on Schedule B, Section II.*	[ ]	[X]
15.		Does any *person* directly or indirectly finance (wholly or partially) the business of the *applicant*? *Do not answer "Yes" to Item 15 if the person finances the business of the applicant through: 1) a public offering of securities made pursuant to the Securities Act of 1933; or 2) credit extended in the ordinary course of business by suppliers, banks, and others.* *If "yes," complete appropriate item on Schedule B, Section II.*	[ ]	[X]
16.		Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity? *If "yes," complete appropriate items on Schedule B, Section III.*	[ ]	[X]
17.		Is the *applicant* registered with a foreign financial regulatory authority? If "*yes*," list all such registrations on Schedule F, Page 1, Section II.	[X]	[ ]
18.		The applicant has 17 principals who are individuals. *Please list all principals who are individuals on Schedule A.*		
19.		Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 18 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf? *If "yes," complete appropriate item on Schedule B, Section IV.*		

Schedule A of FORM SBSE-A
PRINCIPALS THAT ARE INDIVIDUALS
(Answer for Form SBSE-A Item 18)

Applicant Name:	Bank of Montreal
Date: 05/08/2025	Applicant NFA No.

Official Use

Use Schedule A to identify all principals of the applicant who are individuals.

Complete the "Title or Status" column by entering board/management titles; status as partner, trustee, sole proprietor, or shareholder; and for shareholders, the class of securities owned (if more than one is issued).

Ownership Codes are:

NA -	less than 5%	B -	10% but less than 25%	D -	50% but less than 75%
A -	5% but less than 10%	C -	25% but less than 50%	E -	75% or more

	FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	Title or Status	Date Title or Status Acquired		Date Individual began working for applicant		Does person have an ownership interest in the applicant	If yes, include ownership code	NFA Identification No., CRD No. and/or IARD No.	Official Use Only
			MM	YYYY	MM	YYYY				
1.	Babik, Janice, May	Director	10	2012	10	2012	Y / N	N/A	0451852	
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									
2.	Mitchelmore, Lorraine	Director	03	2015	03	2015	Y / N	N/A	0486719	
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									
3.	Harquail, David, Edwin	Director	04	2018	04	2018	Y / N	N/A	0513132	
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									
4.	Broderick, Craig, Wyeth	Director	08	2018	08	2018	Y / N	N/A	0516587	
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									
5.	Cope, George, Alexander	Director	07	2006	07	2006	Y / N	N/A	0451753	
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									
6.	La Fleche, Eric	Director	03	2012	03	2012	Y / N	N/A	0451791	
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									
7.	Eichenbaum, Martin, Stewart	Director	03	2015	03	2015	Y / N	N/A	0486723	
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									
8.	Ranganathan, Madhu	Director	04	2021	04	2021	Y / N	N/A	0539011	
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									
9.	Dent, Stephen, John	Director	04	2021	04	2021	Y / N	N/A	0539012	
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									
10.	Claxton, Hazel	Director	10	2023	10	2023	Y / N	N/A	0558482	
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									

Use Schedule A to identify all principals of the applicant who are individuals.

Complete the "Title or Status" column by entering board/management titles; status as partner, trustee, sole proprietor, or shareholder; and for shareholders, the class of securities owned (if more than one is issued).

Ownership Codes are:

NA -	less than 5%	B -	10% but less than 25%	D -	50% but less than 75%
A -	5% but less than 10%	C -	25% but less than 50%	E -	75% or more

	FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	Title or Status	Date Title or Status Acquired MM	YYYY	Date Individual began working for applicant MM	YYYY	Does person have an ownership interest in the applicant	If yes, include ownership code	NFA Identification No., CRD No. and/or IARD No.	Official Use Only
11.	Yukilevich, Daniel	Chief Compliance Officer	03	2020	07	2015	Y / N	N/A	0529260	
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									
12.	White, William, Darryl	Chief Executive Officer	11	2017	07	1994	Y / N	N/A	0482998	
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									
13.	Tannenbaum, Alan	Group Head, BMO Capital Markets	11	2023	03	2010	Y / N	N/A	0561808	
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									
14.	Tuzun, Tayfun	Chief Financial Officer	01	2021	11	2020	Y / N	N/A	0481233	
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									
15.	Agrawal, Piyush	Chief Risk Officer	07	2022	06	2022	Y / N	N/A	0535359	
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									
16.	McManus, Brian, Floyd	Director	10	2024	10	2024	Y / N	N/A	0567067	
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									
17.	Cooper, Diane, Louis	Director	10	2024	10	2024	Y / N	N/A	0567068	
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									
18.							Y / N			
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									
19.							Y / N			
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									
20.							Y / N			
	For individuals not presently registered through NFA, CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service):									

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [ ] INITIAL   [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I   *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

| UIC (if any), or other Unique Identification Number(s): | Assigning Regulator(s)/Entity(s): |

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II   *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [ ] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
Business Address *(Street, City, State/Country, Zip + 4 Postal Code)*	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /
Individual Name	CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)*	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III   *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV   *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address *(Street, City, State/Country, Zip + 4/Postal Code)*		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (*check only one*)		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Section IV, Continued	*Principals Effecting or Involved in Effecting SBS Business*		

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

2.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number

Business Address (*Street, City, State/Country, Zip + 4/Postal Code*)

This entity [ ] <u>effects</u>   [ ] <u>is involved in effecting</u> security based swaps on behalf of the applicant. (*check only one*)

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

3.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number

Business Address (*Street, City, State/Country, Zip + 4/Postal Code*)

This entity [ ] <u>effects</u>   [ ] <u>is involved in effecting</u> security based swaps on behalf of the applicant. (*check only one*)

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

4.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number

Business Address (*Street, City, State/Country, Zip + 4/Postal Code*)

This entity [ ] <u>effects</u>   [ ] <u>is involved in effecting</u> security based swaps on behalf of the applicant. (*check only one*)

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

5.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number

Business Address (*Street, City, State/Country, Zip + 4/Postal Code*)

This entity [ ] <u>effects</u>   [ ] <u>is involved in effecting</u> security based swaps on behalf of the applicant. (*check only one*)

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

6.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number

Business Address (*Street, City, State/Country, Zip + 4/Postal Code*)

This entity [ ] <u>effects</u>   [ ] <u>is involved in effecting</u> security based swaps on behalf of the applicant. (*check only one*)

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Use the appropriate DRP for providing details to "yes" answers to the questions in Schedule D. Refer to the Explanation of Terms section of Form SBSE-A Instructions for explanations of italicized terms.

CRIMINAL DISCLOSURE

A. In the past ten years has the *principal*:

	YES	NO
(1) Been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to any *felony*?	[ ]	[ ]
(2) Been charged with a *felony*	[ ]	[ ]

B. In the past ten years has the *principal*:

(1) Been convicted of or pled guilty or or nolo contendere ("no contest") in a domestic, foreign or military court to a *misdemeanor involving*: *financial services industry-related* business, or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?	[ ]	[ ]
(2) Been *charged* with a *misdemeanor* specified in B(1)?	[ ]	[ ]

REGULATORY ACTION DISCLOSURE

C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:

(1) *Found* the *principal* to have made a false statement or omission?	[ ]	[ ]
(2) *Found* the *principal* to have been involved in a violation of its regulations or statutes?	[ ]	[ ]
(3) *Found* the *principal* to have been a cause of a *financial services industry-related* business having its authorization to do business denied, revoked, or restricted?	[ ]	[ ]
(4) Entered an *order* against the *principal* in connection with *financial services industry-related* activity?	[ ]	[ ]
(5) Imposed a civil money penalty on the *principal*, or ordered the *principal* to cease and desist from any activity?	[ ]	[ ]

REGULATORY ACTION DISCLOSURE

D. Has any other federal regulatory agency, state regulatory agency, or *foreign financial regulatory authority*:

(1) Ever found the *principal* to have made a false statement or omission or been dishonest, unfair, or unethical?	[ ]	[ ]
(2) Ever found the *principal* to have been involved in a violation of *financial services industry-related* regulations or statutes?	[ ]	[ ]
(3) Ever found the *principal* to have been a cause of a *financial services industry-related* business having its authorization to do business denied, suspended, revoked or restricted?	[ ]	[ ]
(4) In the past ten years, entered an order against the *principal* in connection with a *financial services industry-related* activity?	[ ]	[ ]
(5) Ever denied, suspended, or revoked the *principal's* registration or license or otherwise, by order, prevented it from associating with a *financial services industry-related* business or restricted its activities?	[ ]	[ ]

E. Has any *self-regulatory organization* or commodities exchange ever:

(1) *found* the *principal* to have made a false statement or omission?	[ ]	[ ]
(2) *found* the *principal* to have been involved in a violation of its rules (other than a violation designated as a "*minor rule violation*" under a plan approved by the U.S. Securities and exchange Commission)?	[ ]	[ ]
(3) *found* the *principal* to have been the cause of a *financial services industry-related* business having its authorization to do business denied, suspended, revoked or restricted?	[ ]	[ ]
(4) Disciplined the *principal* by expelling or suspending it from membership, barring or suspending its association with other members, or otherwise restricting its activities?	[ ]	[ ]

F. Has the *principal's* authorization to act as an attorney, accountant, or federal contractor ever been revoked or suspended?

	[ ] [ ]

G. Is the *principal* now the subject of any regulatory *proceeding* that could result in a "yes" answer to any part of C, D, or E?

	[ ] [ ]

				YES	NO
CIVIL JUDICIAL DISCLOSURE	H.	(1)	Has any domestic or foreign civil judicial court:		
		(a)	In the past ten years, enjoined the *principal* in connection with any *financial services industry-related* activity?	[ ]	[ ]
		(b)	Ever *found* that the *principal* was involved in a violation of *financial services industry-related* statutes or regulations?	[ ]	[ ]
		(c)	Ever dismissed, pursuant to a settlement agreement, a *financial services industry-related* civil judicial action brought against the *principal* by a state or *foreign financial regulatory authority*?	[ ]	[ ]
		(2)	Is the *principal* now the subject of any civil judicial *proceeding* that could result in a "yes" answer to any part of H(1)?	[ ]	[ ]
FINANCIAL DISCLOSURE	I.		In the past ten years has the *principal* ever been a securities firm or a *principal* of a securities firm that:		
		(1)	Has been the subject of a bankruptcy petition?	[ ]	[ ]
		(2)	Has had a trustee appointed or a direct payment procedure initiated under the Securities Investor Protection Act?	[ ]	[ ]

Schedule F of FORM SBSE-A	Applicant Name: Bank of Montreal	Official Use
	Date:05/08/2025 Applicant NFA No.: 0361756	

Section I	**Service of Process and Certification Regarding Access to Records**

Each nonresident security-based swap dealer and non-resident security-based swap participant shall use Schedule F to identify its United States agent for service of process and the certify that it can as a matter of law, and will -

(1) provide the Commission with prompt access to its books and records, and

(2) submit to onsite inspection and examination by the Commission.

1. Service of Process:

    A.   Name of United States person *applicant* designates and appoints as agent for service of process

> Daniel Yukilevich

    B.   Address of United States person *applicant* designates and appoints as agent for service of process

> 320 South Canal Street, Chicago, Il, 60606

The above identified agent for service of process may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Commission that relates to the *applicant* or about which the *applicant* may have information; and

(b) any civil or criminal suit or action or proceeding brought against the *applicant* or to which the *applicant* has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, to enforce the Exchange Act. The *applicant* has stipulated and agreed that any such suit, action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon the above-named Agent for Service of Process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

2. Certification regarding access to records:

Applicant can as a matter of law, and will;

    (1)   provide the Commission with prompt access to its books and records, and

    (2)   submit to onsite inspection and examination by the Commission.

Applicant must attach to this Form SBSE a copy of the opinion of counsel it is required to obtain in accordance with paragraph (c)(2) or (c)(3) of Exchange Act Rule 15Fb2-4, as appropriate [paragraphs (c)(2) or (c)(3) of 17 CFR 240.15Fb2-4].

Signature:

Name and Title:

Date:

Section II	**Registration with Foreign Financial Regulatory Authorities**

Complete this Section for Registration with Foreign Financial Regulatory Authorities relating to ITEM 17. Each security-based swap dealer and major security-based swap participant that is registered with a foreign financial regulatory authority must list on Section II of this Schedule F, for each foreign financial regulatory authority with which it is registered, the following information:

1.		
English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country:
2.		
English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country:
3.		
English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country:

If applicant has more than 3 Foreign Financial Regulatory Authorities to report, complete additional Schedule F Page 1s.

CRIMINAL DISCLOSURE REPORTING PAGE (SBSE-A)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page [DRP (SBSE)] is an [ ] INITIAL *OR* [ ] AMENDED response to report details for affirmative responses to *Items A and B* of Schedule D of Form SBSE-A;

Check [√] item(s) being responded to:

A. In the past ten years has the principal:

[ ] (1) Been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to any felony?

[ ] (2) Been charged with a felony?

B. In the past ten years has the principal:

[ ] (1) Been convicted of or pled guilty or or nolo contendere ("no contest") in a domestic, foreign or military court to a misdemeanor involving: investments or an investment-related business, or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?

[ ] (2) Been charged with a misdemeanor specified in B(1)?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one person or entity using one DRP. File with a completed Execution Page.

Multiple counts of the same charge arising out of the same event(s) should be reported on the same DRP. Unrelated criminal actions, including separate cases arising out of the same event, must be reported on separate DRPs. Use this DRP to report all charges arising out of the same event. One event may result in more than one affirmative answer to the above items.

If a *principal* is an organization registered through the CRD, such *principal* need only complete Part I of the *applicant's* appropriate DRP (SBSE-A). Details of the event must be submitted on the *principal's* appropriate DRP (BD) or DRP (U-4). If a *principal* is an individual or organization <u>not</u> registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (SBSE-A). The completion of this DRP does not relieve the *principal* of its obligation to update its CRD records.

Applicants must attach a copy of each applicable court document (*i.e.*, criminal complaint, information or indictment as well as judgment of conviction or sentencing documents) if not previously submitted through CRD (as they could be in the case of a *control affiliate* registered through CRD). Documents will not be accepted as disclosure in lieu of answering the questions on this DRP.

PART I

A. If the *principal* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

Name of *Principal*
CRD NUMBER

Registered: [ ] Yes   [ ] No

[ ] This DRP should be removed from the SBS Entity's record because the principal is no longer associated with the SBS Entity.

B. If the *principal* is registered through the CRD, has the *principal* submitted a DRP (with Form U-4) or DRP (BD) to the CRD System for the event?

If the answer is "Yes," no other information on this DRP must be provided: If "No," complete Part II.

[ ] Yes   [ ] No

Note: The completion of this Form does <u>not</u> relieve the *principal* of its obligation to update its CRD records.

CRIMINAL DISCLOSURE REPORTING PAGE (SBSE-A)
(continuation)

PART II

1. If charge(s) were brought against an organization over which the principal exercise(d) control: Enter organization name, whether or not the organization was an investment-related business and the principal's position, title or relationship.

   _____

2. Formal Charge(s) were brought in: (include name of Federal, Military, State or Foreign Court, Location of Court – City or County <u>and</u> State or Country, Docket/Case number).

   _____

3. Event Disclosure Detail (Use this for both organizational and individual charges.)

   A. Date First Charged (MM/DD/YYYY): [_____]   [ ] Exact   [ ] Explanation

   If not exact, provide explanation: _____

   B. Event Disclosure Detail (include Charge(s)/Charge Description(s), and for each charge provide: <u>1.</u> number of counts, <u>2.</u> *felony* or *misdemeanor*, <u>3.</u> plea for each charge, and <u>4.</u> product type if charge is *investment-related*):

   _____

   _____

   _____

   C. Current status of the Event?   [ ] Pending   [ ] On Appeal   [ ] Final

   D. Event Status Date (complete unless status is Pending) (MM/DD/YYYY): [_____]   [ ] Exact   [ ] Explanation

   If not exact, provide explanation: _____

4. Disposition Disclosure Detail: Include for each charge, <u>A.</u> Disposition Type [e.g., convicted, acquitted, dismissed, pretrial.], <u>B.</u> Date, <u>C.</u> Sentence/Penalty, <u>D.</u> Duration [if sentence-suspension, probation, etc.], <u>E.</u> Start Date of Penalty, <u>F.</u> Penalty/Fine Amount and <u>G.</u> Date Paid.

   _____
   _____
   _____
   _____
   _____
   _____

5. Provide a brief summary of the circumstances leading to the charge(s) as well as the disposition. Include the relevant dates when the conduct which was the subject of the charge(s) occurred. (The information must fit within the space provided.)

   _____
   _____
   _____
   _____
   _____
   _____
   _____

REGULATORY ACTION DISCLOSURE REPORTING PAGE (SBSE-A)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page [DRP (SBSE)] is an [ ] INITIAL **OR** [ ] AMENDED response to report details for affirmative responses to *Items C, D, E, F, or G* of Schedule D of Form SBSE-A;

Check [√] item(s) being responded to:

    C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:

       [ ] (1) Found the principal to have made a false statement or omission?

       [ ] (2) Found the principal to have been involved in a violation of its regulations or statutes?

       [ ] (3) the principal to have been a cause of an investment-related business having its authorization to do business denied, revoked, or restricted?

       [ ] (4) Entered an order against the principal in connection with investment-related activity?

       [ ] (5) Imposed a civil money penalty on the principal, or ordered the principal to cease and desist from any activity?

    D. Has any other federal regulatory agency, state regulatory agency, or foreign financial regulatory authority:

       [ ] (1) Ever found the principal to have made a false statement or omission or been dishonest, unfair, or unethical?

       [ ] (2) Ever found the principal to have been involved in a violation of investment-related regulations or statutes?

       [ ] (3) Ever found the principal to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked or restricted?

       [ ] (4) In the past ten years, entered an order against the principal in connection with an investment-related activity?

       [ ] (5) Ever denied, suspended, or revoked the principal's registration or license or otherwise, by order, prevented it from associating with an investment-related business or restricted its activities?

    E. Has any self-regulatory organization or commodities exchange ever:

       [ ] (1) found the principal to have made a false statement or omission?

       [ ] (2) found the principal to have been involved in a violation of its rules (other than a violation designated as a "minor rule violation" under a plan approved by the U.S. Securities and exchange Commission)?

       [ ] (3) found the principal to have been the cause of an investment-related business having its authorization to do business denied, suspended, revoked or restricted?

       [ ] (4) Disciplined the principal by expelling or suspending it from membership, barring or suspending its association with other members, or otherwise restricting its activities?

    F. [ ] Has the principal's authorization to act as an attorney, accountant, or federal contractor ever been revoked or suspended?

    G. [ ] Is the principal now the subject of any regulatory proceeding that could result in a "yes" answer to any part of C, D, or E?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one person or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Items C, D, E, F or G. Use only one DRP to report details related to the same event. If an event gives rise to actions by more than one regulator, provide details for each action on a separate DRP.

It is not a requirement that documents be provided for each event or proceeding. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If the principal is an organization registered through the CRD, such principal need only complete Part I of the *applicant's* appropriate DRP (SBSE). Details of the event must be submitted on the *principal's* appropriate DRP (BD) or DRP (U-4). If a *principal* is an organization <u>not</u> registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (SBSE). The completion of this DRP does not relieve the *priincipal* of its obligation to update its CRD records.

PART I

A.   If the *principal* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

Name of *Principal*	*Principal's* CRD Number

Registered: [ ] Yes   [ ] No

[ ] This DRP should be removed from the SBS Entity record because the control affiliate(s) are no longer associated with the SBS Entity.

B.   If the *principal* is registered through the CRD, has the *principal* submitted a DRP (with Form U-4) or DRP (BD) to the CRD System for the event?

If the answer is "Yes," no other information on this DRP must be provided: If "No," complete Part II.

[ ] Yes   [ ] No

Note: The completion of this Form does <u>not</u> relieve the *principal* of its obligation to update its CRD records.

REGULATORY ACTION DISCLOSURE REPORTING PAGE (SBSE-A)
(continuation)

PART II

1. Regulatory Action initiated by:

   [ ] SEC   [ ] Other Federal   [ ] State   [ ] SRO   [ ] Foreign

   (Full name of regulator, foreign financial regulatory authority, federal, state or SRO)

2. Principal Sanction: (check appropriate item)

[ ] Civil and Administrative Penalty(ies)/Fine(s)	[ ] Disgorgement	[ ] Restitution
[ ] Bar	[ ] Expulsion	[ ] Revocation
[ ] Cease and Desist	[ ] Injunction	[ ] Suspension
[ ] Censure	[ ] Prohibition	[ ] Undertaking
[ ] Denial	[ ] Reprimand	[ ] Other _____

   Other Sanctions:

_____
_____
_____

3. Date Initiated (MM/DD/YYYY) |_____| [ ] Exact   [ ] Explanation

   If not exact, provide explanation: _____

4. Docket/Case Number:

5. Principal Employing Firm when activity occurred which led to the regulatory action (if applicable):

6. Principal Product Type: (check appropriate item)

[ ] Annuity(ies) - Fixed	[ ] Debt - Municipal	[ ] Investment Contract(s)
[ ] Annuity(ies) - Variable	[ ] Derivative(s)	[ ] Money Market Fund(s)
[ ] Banking Products (other than CD(s))	[ ] Direct Investment(s) – DPP & LP Interest(s)	[ ] Mutual Fund(s)
[ ] CD(s)	[ ] Equity - OTC	[ ] No Product
[ ] Commodity Option(s)	[ ] Equity Listed (Common & Preferred Stock)	[ ] Options
[ ] Debt – Asset Backed	[ ] Futures - Commodity	[ ] Penny Stock(s)
[ ] Debt - Corporate	[ ] Futures - Financial	[ ] Unit Investment Trust(s)
[ ] Debt - Government	[ ] Index Option(s)	[ ] Other _____
	[ ] Insurance	

   Other Product Type:

7. Describe the allegations related to this regulatory action. (The information must fit within the space provided.):

_____
_____
_____
_____

8. Current Status?   [ ] Pending   [ ] On Appeal   [ ] Final

9. If on appeal, regulatory action appealed to: (SEC, SRO, Federal or State Court) and Date Appeal Filed:

REGULATORY ACTION DISCLOSURE REPORTING PAGE (SBSE-A)
(continuation)

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 13 only.

10.   How was matter resolved: (check appropriate item)

[ ] Acceptance, Waiver & Consent (AWC)   [ ] Consent   [ ] Settled
[ ] Decision & Order of Offer of Settlement   [ ] Dismissed   [ ] Stipulation and Consent
[ ] Decision   [ ] Order   [ ] Vacated

11.   Resolution Date (MM/DD/YYYY) _____   [ ] Exact   [ ] Explanation

If not exact, provide explanation:

12.   A.   Were any of the following Sanctions Ordered? (Check all appropriate items):

[ ] Monetary/Fine   [ ] Revocation/Expulsion/Denial   [ ] Disgorgement/Restitution
      Amount $_____   [ ] Censure   [ ] Cease and Desist/Injunction   [ ] Bar   [ ] Suspension

B.   Other Sanctions Ordered:

C.   Sanction Detail: If suspended, enjoined or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification, by exam/retraining was a condition of the sanction, provide length of time given to re-qualify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against principal, date paid and if any portion of penalty was waived.

_____
_____
_____
_____

13.   Provide a brief summary of details related to the action status and (or) disposition and include relevant terms, conditions and dates. (The information must fit within the space provided.)

_____
_____
_____
_____
_____
_____
_____
_____
_____
_____
_____
_____

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (SBSE-A)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page [DRP (SBSE-A)] is an [   ] INITIAL *OR* [   ] AMENDED response to report details for affirmative responses to *Item H* of Schedule D of Form SBSE-A;

Check [√] item(s) being responded to:

H(1) Has any domestic or foreign civil judicial court:

[   ] (a) in the past ten years, enjoined the principal in connection with any investment-related activity?

[   ] (b) ever found that the principal was involved in a violation of investment-related statutes or regulations?

[   ] (c) ever dismissed, pursuant to a settlement agreement, an investment-related civil judicial action brought against the principal by a state or foreign financial regulatory authority?

H(2) [   ] Is the principal now the subject of any civil judicial proceeding that could result in a "yes" answer to any part of H?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one person or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Item H. Use only one DRP to report details related to the same event. Unrelated civil judicial actions must be reported on separate DRPs.

It is not a requirement that documents be provided for each event or proceeding. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *principal* is an individual or organization registered through the CRD, such *principal* need only complete Part I of the *applicant's* appropriate DRP (SBSE-A). Details of the event must be submitted on the *principal's* appropriate DRP (BD) or DRP (U-4). If a *principal* is an organization <u>not</u> registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (SBSE-A). The completion of this DRP does not relieve the *principal* of its obligation to update its CRD records.

PART I

A. If the *principal* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

Name of *Principal*
CRD NUMBER

Registered: [   ] Yes   [   ] No

[   ] This DRP should be removed from the SBS Entity's record because the principal is no longer associated with the SBS Entity.

B. If the *principal* is registered through the CRD, has the *principal* submitted a DRP (with Form U-4) or DRP (BD) to the CRD System for the event?

If the answer is "Yes," no other information on this DRP must be provided: If "No," complete Part II.

[   ] Yes   [   ] No

Note: The completion of this Form does <u>not</u> relieve the *principal* of its obligation to update its CRD records.

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (SBSE-A)
(continuation)

PART II

1. Court Action initiated by: (Name of regulator, foreign financial regulatory authority, SRO, commodities exchange, agency, firm, private plaintiff, etc.)

    |_____|

2. Principal Relief Sought: (check appropriate item)

    [ ] Cease and Desist   [ ] Disgorgement   [ ] Money Damages (Private/Civil Complaint)   [ ] Restraining Order
    [ ] Civil Penalty(ies)/Fine(s)   [ ] Injunction   [ ] Restitution   [ ] Other _____

    Other Relief Sought:

    _____
    _____
    _____

3. Filing Date of Court Action (MM/DD/YYYY) |_____| [ ] Exact   [ ] Explanation

    If not exact, provide explanation: _____

4. Principal Product Type: (check appropriate item)

    [ ] Annuity(ies) - Fixed   [ ] Debt - Municipal   [ ] Investment Contract(s)
    [ ] Annuity(ies) - Variable   [ ] Derivative(s)   [ ] Money Market Fund(s)
    [ ] Banking Products (other   [ ] Direct Investment(s) – DPP & LP Interest(s)   [ ] Mutual Fund(s)
        than CD(s))   [ ] Equity - OTC   [ ] No Product
    [ ] CD(s)   [ ] Equity Listed (Common & Preferred Stock) [ ] Options
    [ ] Commodity Option(s)   [ ] Futures - Commodity   [ ] Penny Stock(s)
    [ ] Debt – Asset Backed   [ ] Futures - Financial   [ ] Unit Investment Trust(s)
    [ ] Debt - Corporate   [ ] Index Option(s)   [ ] Other _____
    [ ] Debt - Government   [ ] Insurance

    Other Product Type:

    |_____|

5. Formal Action was brought in (include name of Federal, State or Foreign Court, Location of Court – City or County <u>and</u> State or Country, Docket/Case Number):

    |_____|

6. Control Affiliate Employing Firm when activity occurred which led to the civil judicial action (if applicable):

    |_____|

7. Describe the allegations related to this civil action. (The information must fit within the space provided.):

    _____
    _____
    _____
    _____

8. Current Status?   [ ] Pending   [ ] On Appeal   [ ] Final

9. If on appeal, action appealed to (provide name of court):   Date Appeal Filed (MM/DD/YYYY):

    |_____|

10. If pending, date notice/process was served (MM/DD/YYYY) |_____| [ ] Exact   [ ] Explanation

    If not exact, provide explanation:

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (SBSE-A)
(continuation)

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 14 only.

11.　How was matter resolved: (check appropriate item)

[ ] Consent　　　　[ ] Judgement Rendered　　[ ] Settled

[ ] Dismissed　　　[ ] Opinion　　　　　　　[ ] Withdrawn　　[ ] Other _____

12.　Resolution Date (MM/DD/YYYY)　　[ ] Exact　　[ ] Explanation

If not exact, provide explanation:

13.　Resolution Detail

　　A.　Were any of the following Sanctions Ordered or Relief Granted? (Check all appropriate items):

　　　[ ] Monetary/Fine　　　[ ] Revocation/Expulsion/Denial　　　[ ] Disgorgement/Restitution

　　　　Amount $_____　[ ] Censure　　[ ] Cease and Desist/Injunction　[ ] Bar　[ ] Suspension

　　B.　Other Sanctions:

　　C.　Sanction Detail: If suspended, enjoined or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification, by exam/retraining was a condition of the sanction, provide length of time given to re-qualify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against prinicpal, date paid and if any portion of penalty was waived.

14.　Provide a brief summary of details related to action(s), allegation(s), disposition(s), and/or finding(s) disclosed above. (The information must fit within the space provided.)

BANKRUPTCY / SIPC DISCLOSURE REPORTING PAGE (SBSE-A)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page [DRP (SBSE-A)] is an an [ ] INITIAL **OR** [ ] AMENDED response to report details for affirmative responses to **Questions I** on Schedule D of Form SBSE-A;

Check **[√]** item(s) being responded to:

I In the past ten years has the *principal* ever been a securities firm or a *control affiliate* of a securities firm that:

[ ] (1) has been the subject of a bankruptcy petition?

[ ] (2) has had a trustee appointed or a direct payment procedure initiated under the Securities Investor Protection Act?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one person or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *principal* is an individual or organization registered through CRD, such *principal* need only complete Part I of the *applicant's* appropriate DRP (SBSE-A). Details of the event must be submitted on the *principal's* appropriate DRP (BD) or DRP (U-4). If a *principal* is an organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (SBSE-a). The completion of this DRP does <u>not</u> relieve the *prinicpal* of its obligation to update its CRD records.

PART I

A. If the *principal* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

Name of *Principal*
CRD NUMBER

Registered: [ ] Yes   [ ] No

[ ] This DRP should be removed from the SBS Entity's record because the principal is no longer associated with the SBS Entity.

B. If the *principal* is registered through the CRD, has the *principal* submitted a DRP (with Form U-4) or DRP (BD) to the CRD System for the event?

If the answer is "Yes," no other information on this DRP must be provided: If "No," complete Part II.

[ ] Yes   [ ] No

Note: The completion of this Form does <u>not</u> relieve the *principal* of its obligation to update its CRD records.

PART II

1. Action Type: (check appropriate item)
    [ ] Bankruptcy   [ ] Declaration   [ ] Receivership
    [ ] Compromise   [ ] Liquidated   [ ] Other _____

2. Action Date (MM/DD/YYYY) _____ [ ] Exact   [ ] Explanation

If not exact, provide explanation: _____

BANKRUPTCY / SIPC DISCLOSURE REPORTING PAGE (SBSE-A)
(continuation)

3. If the financial action relates to an organization over which the *applicant* or the *control affiliate* exercise(d) *control*, enter organization name and the applicant's or control affiliate's position, title or relationship:

    _____

    Was the Organization investment-related?   [ ] Yes   [ ] No

4. Court action brought in (Name of Federal, State or Foreign Court), Location of Court (City or County <u>and</u> State or Country), Docket/Case Number and Bankruptcy Chapter Number (if Federal Bankruptcy Filing):

    _____

5. Is action currently pending?   [ ] Yes   [ ] No

6. If not pending, provide Disposition Type: (check appropriate item)

    [ ] Direct Payment Procedure   [ ] Dismissed   [ ] Satisfied/Released

    [ ] Discharged   [ ] Dissolved   [ ] SIPA Trustee Appointed   [ ] Other _____

7. Disposition Date (MM/DD/YYYY): _____   [ ] Exact   [ ] Explanation

    If not exact, provide explanation: _____

8. Provide a brief summary of events leading to the action and if not discharged, explain. (The information must fit within the space provided.):

    _____
    _____
    _____
    _____
    _____

9. If a SIPA trustee was appointed or a direct payment procedure was begun, enter the amount paid or agreed to be paid by you; or the name of the trustee:

    _____

    Currently open?   [ ] Yes   [ ] No

    Date Direct Payment Initiated/Filed or Trustee Appointed (MM/DD/YYYY): _____   [ ] Exact [ ] Explanation

    If not exact, provide explanation: _____

10. Provide details of any status/disposition. Include details of creditors, terms, conditions, amounts due and settlement schedule (if applicable). (The information must fit within the space provided.)

    _____
    _____
    _____
    _____
    _____
    _____
    _____
    _____
    _____
    _____
    _____